RESIGNATION NOTICE

April 25, 2016

Multimedia Platforms Inc.
2929 East Commercial Blvd., Suite PH-D
Fort Lauderdale, Florida 33308
Attn: Board of Directors

Dear Sir or Madam,

I hereby confirm my resignation as member of the Board of Directors (the "**Board**") of Multimedia Platforms Inc., a Nevada corporation (the "**Corporation**") as of April 25, 2016. I will continue to serve as President- Media Ventures & Digital Media of the Corporation.

Sincerely,

M. Turner

Michael A. Turner